Exhibit 1

CHINA UNICOM LIMITED (Stock Code: 762)

(Incorporated in Hong Kong with limited liability under Companies Ordinance)

2006 INTERIM RESULTS ANNOUNCEMENT

•             Operating revenue reached RMB46.77 billion, up 8.2%

•             EBITDA reached RMB15.49 billion, up 10.7%

•             Profit for the period was RMB2.8 billion, up 20.2%

•             Earnings per share was RMB0.223, up 20.1%

•             Free cash flow reached RMB9.97 billion, up 26.2%

CHAIRMAN’S STATEMENT

In the first half of 2006, the Company continued to focus on the transformation of its business model. By driving harder to expand the market, optimizing the use of capital expenditure and striving to improve overall profitability, as well as strengthening internal controls and taking a proactive approach to international cooperation, the Company ensured solid operating and financial performance.

For the first six months of 2006, the Company achieved steady revenue growth. Total revenue reached RMB46.77 billion, an increase of 8.2% over the same period last year. Revenue from services grew by 6.9% to RMB44.74 billion. Of the service revenue the GSM business accounted for RMB29.36 billion, the CDMA business for RMB13.74 billion and long distance, data and Internet businesses, for RMB1.64 billion.

Profit before income tax reached RMB4.07 billion in the first six months of 2006, an increase of 19.9% over the same period last year. Profit before income tax from the GSM business was RMB3.75 billion and from the CDMA business was RMB0.29 billion. The Company’s profit for the period grew by 20.2% over the same period last year, to RMB2.80 billion. Earnings per share was RMB0.223. There was a further increase in EBITDA1, to RMB15.49 billion, while the EBITDA margin was 33.1%, up 0.7 percentage point over the same period last year. Free cash flow2 was RMB9.97 billion.

To ensure effective development, the Company focused on quantity and quality, as well as expansion and maintenance of its customer base. The number of GSM subscribers continued to grow in the first half of 2006 and the CDMA business has been profitable. The long distance, data and Internet businesses increased profitability in the first half of 2006. As at 30 June 2006, the Company had a total of 135.087 million cellular subscribers, a net increase of 7.293 million subscribers in the first half of the year. Revenue from GSM business grew by 14.5% over the same period last year, while the EBITDA margin for long distance, data and Internet businesses increased 13.1 percentage points over the same period last year.

The Company’s value-added services also achieved robust growth for the first half of 2006. Much of this growth was resulted from an increased emphasis on market differentiation, based on a restructured product mix and additional business promotions. For value-added services, key focus areas were cross-industry collaboration with major corporations such as Time Warner and enhanced controls over the operations and co-operation management of value-added business. Revenue from wireless value-added services increased by 49.0% in the first half of 2006, compared with the same period last year. The proportion of revenues generated from wireless value-added services accounted for 18.6% of cellular service revenue in the first half of 2006.

Comprehensive brand marketing strategies were an important priority. The Company gave its corporate logo a face-lift in March, with red as the key colour tone. Four customer brands - “Worldwind” “U-Power” “Ruyi Tong” and “Unicom Horizon” - were developed under the China Unicom umbrella, as were such business and service brands as “uni”, “Unicom Commerce” and “Unicom 10010”. Further integration of products, tariffs, distribution channels and handsets management, based on brand mix, has been carried out and further enhanced the Company’s overall marketing capabilities. In addition, a service system focusing on different customer groups was implemented to streamline service procedures and improve service quality.

Overall management standards were raised, with the regulation of operating activities through strengthening internal controls and the further implementation of processes level controls and risk assessment measures. Greater emphasis was placed on certain key activities, including stringent planning for investment and project construction management. Budget management objectives have been achieved and financial reporting procedures have been further improved. A number of market-oriented changes to the Company’s organizational structure have had a positive impact on driving operating efficiency.

International cooperation continues to play a vital strategic role. The Company entered into a Strategic Alliance Framework Agreement with SK Telecom (“SKT”) of Korea in June and issued convertible bonds in an aggregated principal amount of US$1 billion to SKT in July. This alliance covers cooperation in six fields - CDMA handsets, value-added services, marketing, value-added business platforms, IT infrastructure and networks. In August, the Macau SAR granted the Company’s wholly-owned subsidiary a business licence based on the CDMA2000 1X technology so as to provide mobile telecommunications businesses in the territory.

In the second half of this year, the Company will continue to implement its rational, practical and active development strategies and effectively promote its businesses. The Company will put equal focus on expanding customer base and maintaining existing users of its GSM business, with a systematic approach for customer maintenance and retention, to achieve reasonable growth in revenue and profitability. Further attention will be paid to handset supply and channel development and control, to accelerate business expansion of its CDMA business, with the objective of ensuring continuing profit improvement. Efforts will also be made to accelerate the upgrading of GPRS in major cities nationwide and to develop industry applications of CDMA 1X. The Company will restructure the product mix of its long distance, data and Internet businesses and promote value-added services for data and long distance businesses, to generate higher revenues and raise efficiency. Branding strategies will be further introduced to strengthen our sales and marketing activities. More attention will be paid on the continuous implementation of internal controls and enhancement of management standards.

Finally, on behalf of the Board, I would like to convey my grateful thanks to our shareholders and to the wider community for their generous support. I would also like to express heartfelt gratitude to all staff for their hard work and comitment.

Chang Xiaobing

Chairman and Chief Executive Officer

Hong Kong, 24 August 2006

FINANCE AND BUSINESS OVERVIEW

In the first half of 2006, the Company actively pursued the transformation of business strategies, strengthened the market-oriented approach, reinforced the establishment of internal control and effectively accelerated our business development, helping the Company to achieve a steady and healthy growth.

I.              Financial Overview

In the first half of 2006, operating revenue of the Company sustained a stable upward growth, and reached RMB46.77 billion, representing an increase of 8.2% from the same period last year. Service revenue was RMB44.74 billion, representing an increase of 6.9% from the same period last year. Among these businesses, GSM Cellular Business accounted for the service revenue of RMB29.36 billion; CDMA Cellular Business achieved a service revenue of RMB13.74 billion. Service revenue from long distance, data and Internet businesses was RMB1.64 billion.

In the first half of 2006, total costs and expenses of the Company was RMB42.7 billion, representing an increase of 7.2% from the same period last year, which is lower than the growth rate of service revenue.

In the first half of the year, profit before income tax was RMB4.07 billion, representing an increase of 19.9% as compared to same period last year. Among the total, profit before income tax for GSM Business was RMB3.75 billion; that for CDMA Business was RMB0.29 billion; and that for long distance, data and Internet business was RMB0.14 billion. Profit for the period of the Company in the first half of 2006 was RMB2.80 billion, representing an increase of 20.2% from the same period last year. Earnings per share was RMB0.223.

EBITDA was RMB15.49 billion, representing an increase of 10.7% from the same period last year. EBITDA margin was 33.1%, increased by 0.7 percentage points when compared to the same period last year. EBITDA margin of GSM Cellular Business was 45.0%. In the first half of the year, capital expenditures totaled RMB8.66 billion, and free cash flow further increased to RMB9.97 billion.

As at 30 June 2006, liabilities-to-assets ratio reduced from 46.5% as of 31 December 2005 to 44.9%, while debt-to-capitalization ratio reduced from 31.2% as of 31 December 2005 to 25.1%. The capital structure of the Company has improved.

II.            Business Overview

1.             Cellular Business

As of 30 June 2006, the total number of cellular subscribers reached 135.087 million, a net increase of 7.293 million in the first half of 2006. The market share of total subscribers in the service area of the Company maintained at 32.1%.

As of 30 June 2006, the total number of GSM subscribers was 100.552 million, with a net addition of 5.480 million in the first half of 2006. The average minutes of usage (MOU) per subscriber per month for GSM business were 230.7 minutes, representing an increase of 35.7 minutes from 195.0 minutes in the first half of last year. The average revenue per user (ARPU) was RMB50.0, representing an increase of RMB0.9 from RMB49.1 in the first half of last year. The GSM monthly average churn rate was 2.68% in the first half of this year.

As of 30 June 2006, the total number of CDMA subscribers was 34.534 million, with a net addition of 1.812 million in the first half of 2006. The average MOU per subscriber per month for CDMA business were 272.8 minutes, representing a decrease of 8.0 minutes from 280.8 minutes in the first half of last year. The APRU was RMB68.1, representing a decrease of RMB10.0 from RMB78.1 in the first half of last year. The CDMA monthly average churn rate was 1.49% in the first half of this year.

2.             Wireless Value-added Business

SMS service continued to grow rapidly. In the first half of 2006, total SMS messages reached 35.72 billion, representing an increase of 41.1% over the same period last year. Of which, GSM SMS volume reached 27.38 billion, representing an increase of 50.5% over the same period last year. CDMA SMS volume was 8.34 billion messages, representing an increase of 17.1% over the same period last year.

“Cool Ringtone” service grew rapidly. As of 30 June 2006, total “Cool Ringtone” subscribers reached 31.977 million, with a net addition of 10.028 million in the first half of 2006. Of which, GSM “Cool Ringtone” subscriber reached 25.105 million and CDMA “Cool Ringtone” subscribers reached 6.872 million.

CDMA 1X wireless data service maintained steady growth. As of 30 June 2006, the subscribers of CDMA 1X wireless data service reached 17.868 million, its share of total CDMA subscribers increased to 51.7% from 46.0% at the end of 2005.

During the first half of 2006, total revenue of wireless value-added services amounted to RMB 8.0 billion, representing an increase of 49.0% compared with the same period last year, accounting for 18.6% of cellular service revenue.

3.             Long Distance, Data and Internet Businesses

In the first half of 2006, the Company enhanced business structure of long distance, data and Internet businesses, implemented profit-oriented marketing practice, and terminated certain non-profitable services to boost return on investment.

In the first half of 2006, outgoing domestic and international long distance calls totalled 12.07 billion minutes, representing a decrease of 6.8% compared with the same period last year. Of which, PSTN outgoing long distance calls amounted to 5.34 billion minutes, representing a decrease of 3.6% compared with the same period last year whereas IP outgoing calls reached 6.73 billion minutes, representing a decrease of 9.1% compared with the same period last year. Incoming calls from international destinations, together with Hong Kong, Macau and Taiwan, amounted to 1.24 billion minutes, representing a decrease of 7.5% compared with the same period last year.

As of 30 June 2006, total bandwidth leased out under the leased line business was 53,000 x 2Mbps, and total bandwidth leased out under Asynchronous Transfer Mode (“ATM”) and Frame Relay (“FR”) businesses amounted to 7,739 x 2Mbps. The terminals of “Uni-Video” broadband video-telephony service reached 430,000. The Internet broadband subscribers reached 1.354 million.

Note 1:                        EBITDA represents profit for the period before interest income, finance costs, other gains-net, income tax expenses, depreciation and amortization, and minority interest.

Note 2:                      Free cash flow represents net cash generated from operating activities minus capital expenditure.

GROUP RESULTS

The Company is pleased to announce the unaudited condensed consolidated interim results of the Company and its subsidiaries (collectively the “Group”) for the six months ended 30 June 2006 extracted from the unaudited condensed consolidated interim financial report of the Group as set out in 2006 interim report. The interim results have been reviewed by the Audit Committee.

UNAUDITED CONDENSED CONSOLIDATED INTERIM BALANCE SHEET

AS OF 30 JUNE 2006

(All amounts in Renminbi (“RMB”) thousands)

	Note	Unaudited 30 June 2006	Audited 31 December 2005

ASSETS
Non-current assets
Property, plant and equipment		113,803,021	116,056,432
Goodwill		3,143,983	3,143,983
Other assets		6,597,635	7,818,583
Deferred income tax assets		636,415	335,234
		124,181,054	127,354,232

Current assets
Inventories		2,194,842	2,107,812
Accounts receivable, net	6	4,139,876	4,548,429
Prepayments and other current assets		2,088,095	2,342,467
Amounts due from Domestic Carriers		219,295	138,485
Amounts due from related parties		134,352	384,531
Short-term bank deposits		519,714	282,457
Cash and cash equivalents		7,753,491	5,471,576
		17,049,665	15,275,757
Total assets		141,230,719	142,629,989

EQUITY
Capital and reserves attributable to the Company’s shareholders
Share capital		1,334,846	1,333,621
Share premium		52,667,127	52,601,014
Reserves		2,886,602	2,827,331
Retained profits
- Proposed 2005 final dividend	8	—	1,383,169
- Other		20,937,631	18,139,210
		77,826,206	76,284,345
Minority interest		4,285	2,734
Total equity		77,830,491	76,287,079

LIABILITIES
Non-current liabilities
Long-term bank loans		6,033,540	11,981,518
Obligations under finance leases		26,113	145,367
Deferred income tax liabilities		5,231	5,613
Deferred revenue		2,890,026	3,348,232
		8,954,910	15,480,730

Current liabilities
Payables and accrued liabilities	7	22,982,809	18,526,628
Taxes payable		1,317,971	1,016,128
Amounts due to Domestic Carriers		969,478	822,006
Amounts due to China United Telecommunications Corporation		8,074	38,094
Amounts due to related parties		192,307	116,621
Short-term bonds		9,974,750	9,865,900
Short-term bank loans		2,235,000	7,024,358
Current portion of long-term bank loans		7,483,270	5,145,190
Current portion of obligations under finance leases		281,739	420,631
Advances from customers		8,275,301	7,886,624
Dividends payable	8	724,619	—
		54,445,318	50,862,180
Total liabilities		63,400,228	66,342,910
Total equity and liabilities		141,230,719	142,629,989
Net current liabilities		(37,395,653)	(35,586,423)
Total assets less current liabilities		86,785,401	91,767,809

UNAUDITED CONDENSED CONSOLIDATED INTERIM INCOME STATEMENT

FOR THE SIX MONTHS ENDED 30 JUNE 2006

(All amounts in RMB thousands, except per share data)

		Unaudited Six months ended 30 June
	Note	2006	2005

Revenue (Turnover)
GSM Business	3, 4, 10	29,360,695	25,636,097
CDMA Business	3, 4, 10	13,737,126	13,775,908
Data and Internet Business	3, 4, 10	1,145,514	1,599,517
Long Distance Business	3, 4, 10	500,648	845,684

Total service revenue		44,743,983	41,857,206
Sales of telecommunications products	3, 4, 10	2,030,036	1,386,717

Total revenue	3, 4, 10	46,774,019	43,243,923

Leased lines and network capacities	10	(4,401,149)	(4,424,469)
Interconnection charges	10	(4,571,458)	(4,098,765)
Depreciation and amortization		(11,056,494)	(9,972,014)
Personnel		(3,319,867)	(2,620,761)
Selling and marketing	10	(10,160,552)	(10,590,298)
General, administrative and other expenses	10	(6,424,511)	(5,704,501)
Cost of telecommunications products sold	10	(2,406,466)	(1,805,895)
Finance costs		(425,527)	(688,590)
Interest income		53,533	40,089
Other gains - net		4,272	12,017

Profit before income tax		4,065,800	3,390,736
Income tax expenses	5	(1,264,851)	(1,061,696)

Profit for the period		2,800,949	2,329,040

Attributable to:
Shareholders of the Company		2,799,398	2,329,040
Minority interest		1,551	—

		2,800,949	2,329,040

Basic earnings per share (RMB)	9	0.223	0.185

Diluted earnings per share (RMB)	9	0.222	0.184

UNAUDITED CONDENSED CONSOLIDATED INTERIM STATEMENT OF CHANGES IN EQUITY

FOR THE SIX MONTHS ENDED 30 JUNE 2006

(All amounts in RMB thousands)

	Unaudited
	Attributable to equity holders of the Company
	Share capital	Share premium	Employee share-based compensation reserve	Revaluation reserve	Statutory reserve	Retained profits	Total	Minority interest	Total equity

Balance at 1 January 2005	1,332,487	52,546,294	110,664	176,853	1,971,778	16,311,590	72,449,666	—	72,449,666
Profit for the period	—	—	—	—	—	2,329,040	2,329,040	—	2,329,040
Employee share option scheme
- Value of employee services	—	—	74,564	—	—	—	74,564	—	74,564
- Recognition of shares issued on exercise of options	657	28,939	—	—	—	—	29,596	—	29,596
Dividends related to 2004	—	—	—	—	—	(1,256,924)	(1,256,924)	—	(1,256,924)

Balance at 30 June 2005	1,333,144	52,575,233	185,228	176,853	1,971,778	17,383,706	73,625,942	—	73,625,942

Balance at 1 January 2006	1,333,621	52,601,014	215,361	176,853	2,435,117	19,522,379	76,284,345	2,734	76,287,079
Profit for the period	—	—	—	—	—	2,799,398	2,799,398	1,551	2,800,949
Employee share option Scheme
- Value of employee services	—	—	68,396	—	—	—	68,396	—	68,396
- Recognition of shares issued on exercise of options	1,225	66,113	(9,125)	—	—	—	58,213	—	58,213
Dividends related to 2005	—	—	—	—	—	(1,384,146)	(1,384,146)	—	(1,384,146)

Balance at 30 June 2006	1,334,846	52,667,127	274,632	176,853	2,435,117	20,937,631	77,826,206	4,285	77,830,491

UNAUDITED CONDENSED CONSOLIDATED INTERIM CASH FLOW STATEMENT

FOR THE SIX MONTHS ENDED 30 JUNE 2006

(All amounts in RMB thousands)

	Unaudited Six months ended 30 June
	2006	2005

Net cash generated from operating activities	18,631,302	14,984,997
Net cash used in investing activities	(7,418,638)	(8,514,598)
Net cash used in financing activities	(8,930,749)	(4,664,322)

Net increase in cash and cash equivalents	2,281,915	1,806,077
Cash and cash equivalents, beginning of period	5,471,576	4,629,553

Cash and cash equivalents, end of period	7,753,491	6,435,630

Analysis of the balances of cash and cash equivalents:
Cash balances	4,848	7,182
Bank balances	7,748,643	6,428,448
	7,753,491	6,435,630

NOTES

(All amounts in RMB thousands unless otherwise stated)

1.             ORGANISATION AND PRINCIPAL ACTIVITIES

China Unicom Limited (the “Company”) was incorporated as a limited liability company in the Hong Kong Special Administrative Region (“Hong Kong”), the People’s Republic of China (the “PRC”) on 8 February 2000. The principal activities of the Company are investment holding and the Company’s subsidiaries are engaged in the provision of GSM and CDMA cellular, long distance, data and Internet services in the PRC. The GSM and CDMA businesses are hereinafter collectively referred to as the “Cellular Business”. The Company and its subsidiaries are hereinafter referred to as the “Group”.

The shares of the Company were listed on The Stock Exchange of Hong Kong Limited on 22 June 2000 and the American Depositary Shares of the Company were listed on The New York Stock Exchange on 21 June 2000.

The immediate holding company of the Company is China Unicom (BVI) Limited (“Unicom BVI”). The majority of the equity interests in Unicom BVI is owned by China United Telecommunications Corporation Limited (a joint stock company incorporated in the PRC on 31 December 2001, with its A shares listed on the Shanghai Stock Exchange on 9 October 2002). The majority of the equity interest in China United Telecommunications Corporation Limited is owned by China United Telecommunications Corporation (a state owned enterprise established in the PRC, hereinafter referred as “Unicom Group”). The directors of the Company consider Unicom Group to be the ultimate parent company.

2.             BASIS OF PREPARATION

This unaudited condensed consolidated interim financial information for the six months ended 30 June 2006 has been prepared in accordance with Hong Kong Accounting Standards (“HKAS”) 34 “Interim Financial Reporting”. The unaudited condensed consolidated interim financial information for the six months ended 30 June 2006 and 2005 have not been audited by the auditors, and the financial statements for the year ended 31 December 2005 are extracted from the audited financial statements as contained in the 2005 Annual Report. The accounting policies adopted in the preparation of the consolidated interim financial information are consistent with those used in preparing the annual financial statements for the year ended 31 December 2005. The condensed interim financial information should be read in conjunction with the annual financial statements for the year ended 31 December 2005. The Group’s policies on financial risk management, including the management of credit risk, liquidity risk, cash flow and fair value interest rate risk and foreign exchange risk, are set out in the 2005 Annual Report.

As at 30 June 2006, the current liabilities of the Group had exceeded the current assets by approximately RMB37.40 billion (31 December 2005: RMB35.59 billion). This was mainly attributable to the use of short-term bonds to repay long-term bank loans. Taking into account available financing facilities and continuous net cash inflows from operating activities, the Group has sufficient funds to meet its working capital requirements and debt obligations. As a result, the unaudited condensed consolidated interim financial information of the Group for the six months ended 30 June 2006 has been prepared under the going concern basis.

3.             SEGMENT INFORMATION

The Group comprises four business segments based on the various types of telecommunications services provided to customers in the PRC. The major business segments operated by the Group are classified as below:

•              GSM Business - the provision of GSM telephone and related services;

•              CDMA Business - the provision of CDMA telephone and related services, through a leasing arrangement for CDMA network capacities from Unicom New Horizon Mobile Telecommunications Company Limited (“Unicom New Horizon”);

•              Data and Internet Business - the provision of Internet, domestic and international data and other related services; and

•              Long Distance Business - the provision of domestic and international long distance and other related services.

The Group’s primary measure of segment results is based on segment profit or loss before taxation. Unallocated costs primarily represent corporate and income tax expenses whilst unallocated income represents interest income that was not identifiable to different operating segments.

	Unaudited Six months ended 30 June 2006
	GSM Business	CDMA Business	Data and Internet Business	Long Distance Business	Unallocated amounts	Elimination	Total

Revenue (Turnover)
Usage fee	16,992,109	7,576,717	858,069	49,416	—		25,476,311
Monthly fee	3,748,042	2,592,903	—	—	—		6,340,945
Interconnection revenue	2,268,184	797,133	41,240	201,991	—		3,308,548
Leased lines rental	—	—	234,852	247,389	—		482,241
Value-added services revenue	5,485,477	2,518,453	—	—	—		8,003,930
Other revenue	866,883	251,920	11,353	1,852	—		1,132,008

Total services revenue	29,360,695	13,737,126	1,145,514	500,648	—		44,743,983
Sales of telecommunications products	4,096	2,018,926	7,002	12	—		2,030,036
Total revenue from external customers	29,364,791	15,756,052	1,152,516	500,660	—		46,774,019
Intersegment revenue	—	—	1,507,975	759,628	—	(2,267,603)	—
Total revenue	29,364,791	15,756,052	2,660,491	1,260,288	—	(2,267,603)	46,774,019

Leased lines and network capacities	(113,194)	(4,106,360)	(146,495)	(35,100)	—		(4,401,149)
Interconnection charges	(4,459,072)	(1,712,973)	(235,635)	(431,381)	—	2,267,603	(4,571,458)
Depreciation and amortization	(9,185,954)	(331,709)	(1,166,743)	(371,799)	(289)		(11,056,494)
Personnel	(2,122,820)	(726,756)	(244,300)	(138,336)	(87,655)		(3,319,867)
Selling and marketing	(4,788,429)	(4,905,287)	(348,196)	(118,604)	(36)		(10,160,552)
General, administrative and other expenses	(4,564,071)	(1,364,944)	(378,778)	(104,752)	(11,966)		(6,424,511)
Cost of telecommunications products sold	(95,453)	(2,293,807)	(17,114)	(92)	—		(2,406,466)
Finance costs	(327,878)	(22,882)	(15,604)	(30,102)	(175,603)	146,542	(425,527)
Interest income	33,860	2,372	3,885	483	159,475	(146,542)	53,533
Other gains (loss) - net	7,732	989	(454)	(4,010)	15		4,272
Segment profit (loss) before income tax	3,749,512	294,695	111,057	26,595	(116,059)		4,065,800

Income tax expenses							(1,264,851)

Profit for the period							2,800,949

Attributable to:
Shareholders of the Company							2,799,398
Minority interest							1,551
							2,800,949

Other information:
Provision for doubtful debts	497,209	267,856	61,468	21,499	—		848,032
Capital expenditures for segment assets (a)	4,252,313	—	1,393,184	673,913	2,342,710		8,662,120

	Unaudited Six months ended 30 June 2005
	GSM Business	CDMA Business	Data and Internet Business	Long Distance Business	Unallocated amounts	Elimination	Total

Revenue (Turnover)
Usage fee	16,245,846	8,592,933	1,356,607	350,493	—		26,545,879
Monthly fee	3,395,816	2,492,193	—	—	—		5,888,009
Interconnection revenue	1,579,674	649,846	56,200	252,081	—		2,537,801
Leased lines rental	—	—	181,418	242,401	—		423,819
Value-added services revenue	3,555,350	1,815,824	—	—	—		5,371,174
Other revenue	859,411	225,112	5,292	709	—		1,090,524
Total services revenue	25,636,097	13,775,908	1,599,517	845,684	—		41,857,206
Sales of telecommunications products	1,234	1,377,783	6,579	1,121	—		1,386,717
Total revenue from external customers	25,637,331	15,153,691	1,606,096	846,805	—		43,243,923
Intersegment revenue	—	—	1,233,782	631,642	—	(1,865,424)	—
Total revenue	25,637,331	15,153,691	2,839,878	1,478,447	—	(1,865,424)	43,243,923

Leased lines and network capacities	(147,110)	(4,023,891)	(217,407)	(36,061)	—		(4,424,469)
Interconnection charges	(3,443,806)	(1,658,688)	(332,825)	(528,870)	—	1,865,424	(4,098,765)
Depreciation and amortization	(8,492,612)	(281,616)	(916,333)	(280,637)	(816)		(9,972,014)
Personnel	(1,565,916)	(586,438)	(229,967)	(147,971)	(90,469)		(2,620,761)
Selling and marketing	(3,630,471)	(6,051,806)	(723,562)	(184,459)	—		(10,590,298)
General, administrative and other expenses	(3,854,436)	(1,262,160)	(436,181)	(135,794)	(15,930)		(5,704,501)
Cost of telecommunications products sold	(38,170)	(1,751,871)	(15,665)	(189)	—		(1,805,895)
Finance costs	(623,665)	(23,788)	(5,107)	(31,420)	(96,560)	91,950	(688,590)
Interest income	27,182	2,118	922	1,844	99,973	(91,950)	40,089
Other gains (loss) - net	13,586	2,328	(355)	(107)	(3,435)		12,017
Segment profit (loss) before income tax	3,881,913	(482,121)	(36,602)	134,783	(107,237)		3,390,736

Income tax expenses							(1,061,696)

Profit for the period							2,329,040

Attributable to:
Shareholders of the Company							2,329,040
Minority interest							—
							2,329,040
Other information:
Provision for doubtful debts	446,070	260,970	78,031	25,637	—		810,708
Capital expenditures for segment assets (a)	2,975,127	—	913,547	733,291	2,461,316		7,083,281

(a)                  Capital expenditures classified under “Unallocated amounts” represent capital expenditures on common facilities, which benefit all business segments.

4.             REVENUE (TURNOVER)

Revenue primarily comprises usage fees, monthly fees, interconnection revenue, rental income from leased lines, value-added services revenue, and sales of telecommunications products earned by the Group. Tariffs for these services are subject to regulations by various government authorities, including the State Development and Reform Commission, the Ministry of Information Industry and the provincial price regulatory authorities.

Revenue is presented net of business tax and government surcharges. Relevant business tax and government surcharges amounted to RMB1,161 million for the six months ended 30 June 2006 (for the six months ended 30 June 2005: RMB 1,081 million).

5.             TAXATION

Provision for taxation represents:

	Unaudited Six months ended 30 June
	2006	2005

Current income tax	1,566,414	1,365,355
Deferred taxation	(301,563)	(303,659)
	1,264,851	1,061,696

There is no Hong Kong profits tax liability as the Group did not have any assessable income sourced from Hong Kong for the six months ended 30 June 2006 and 2005.

6.             ACCOUNTS RECEIVABLE, NET

The aging analysis of accounts receivable is as follows:

	Unaudited 30 June 2006	Audited 31 December 2005

Within credit period	2,779,959	2,884,068
Due within three months and over credit period	1,085,788	1,062,895
Three months to one year	1,568,241	1,636,529
More than one year	1,131,633	2,053,488
	6,565,621	7,636,980
Less: Provision for doubtful debts	(2,425,745)	(3,088,551)
	4,139,876	4,548,429

The normal credit period granted by the Group is on average 30 days from the date of invoice.

There is no concentration of credit risk with respect to individual customers’ receivables, as the Group has a large number of customers.

7.             PAYABLES AND ACCRUED LIABILITIES

Payables and accrued liabilities primarily include payables to contractors and equipment suppliers, and other accrued expenses.

The aging analysis of payables and accrued liabilities is as follows:

	Unaudited 30 June 2006	Audited 31 December 2005

Less than six months	13,931,254	11,260,366
Six months to one year	5,076,180	4,766,400
More than one year	3,975,375	2,499,862
	22,982,809	18,526,628

8.             DIVIDENDS

At the annual general meeting held on 12 May 2006, the shareholders of the Company approved the payment of final dividend of RMB0.11 per ordinary share for the year ended 31 December 2005, totaling approximately RMB1,384,146,000 (for the year ended 31 December 2004: approximately RMB1,256,924,000), which has been reflected as an appropriation of retained profits for the six months ended 30 June 2006. As of 30 June 2006, such dividends have been paid by the Company, except for dividends payable of approximately RMB725 million due to Unicom BVI. The Company has fully settled the dividends payable to Unicom BVI as at the date of this announcement.

9.             EARNINGS PER SHARE

Basic earnings per share for the six months ended 30 June 2006 and 2005 were computed by dividing the profit attributable to shareholders by the weighted average number of ordinary shares in issue during the periods.

Diluted earnings per share for the six months ended 30 June 2006 and 2005 were computed by dividing the profit attributable to shareholders by the weighted average number of ordinary shares in issue during the periods, after adjusting for the effects of the dilutive potential ordinary shares. All dilutive potential ordinary shares arose from share options granted under (i) the amended Pre-Global Offering Share Option Scheme; and (ii) the amended Share Option Scheme.

	Unaudited Six months ended 30 June
	2006			2005
	Profit attributable to shareholders	Shares	Per share amount	Profit attributable to shareholders	Shares	Per share amount
	RMB’000	in thousands	RMB	RMB’000	in thousands	RMB

Basic earnings	2,799,398	12,579,578	0.223	2,329,040	12,567,705	0.185

Effect of conversion of share options	—	41,083		—	62,317

Diluted earnings	2,799,398	12,620,661	0.222	2,329,040	12,630,022	0.184

10.          RELATED PARTY TRANSACTION

The following is a summary of significant recurring transactions carried out by the Group with Unicom Group and its subsidiaries. In the director’s opinion, these transactions were carried out in the ordinary course of business.

	Unaudited Six months ended 30 June
	2006	2005
Transactions with Unicom Group and its subsidiaries:
Interconnection and roaming revenues	115,675	110,518
Interconnection and roaming charges	29,239	35,510
Charge for cellular subscriber value-added services	203,888	263,488
Charge for customer services	333,038	281,371
Rental charges for premises, equipment and facilities	14,030	13,790
Rental income for premises and facilities	9,554	9,007
Constructed capacity related cost of CDMA network	84,018	114,648
Revenue for leasing of transmission line capacity	8,229	13,410
Charges for the international gateway services	9,552	9,801
Charges for leasing of satellite transmission capacity	—	7,076
CDMA network capacity lease rental	4,066,128	3,962,591
Sales of CDMA handsets	42,488	—
Purchase of telecom cards	410,921	490,517
Commission fee	6,821	7,946
Agency fee incurred for procurement of telecommunications equipment	10,389	8,640

INTERIM DIVIDEND

It was resolved by our Board of Directors that no interim dividend for the six months ended 30 June 2006 be declared.

CHARGE ON ASSETS

As at 30 June 2006, no property, plant and equipment was pledged to banks as loan security (30 June 2005: Nil).

PURCHASE, SALE OR REDEMPTION OF SHARES

During the six months ended 30 June 2006, neither the Company nor any of its subsidiaries purchased, sold or redeemed any of the Company’s listed securities.

COMPLIANCE WITH CODE OF CORPORATE GOVERNANCE PRACTICES

The Company is committed to maintaining high standards of corporate governance. The Company has complied with the code provisions in the Code of Corporate Governance Practices (the “Code”) as set out in Appendix 14 to the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited (the “Listing Rules”) for the six months ended 30 June 2006 except the following:

1.                       Under the Code Provision A.2.1, there should be a clear division of the roles between chairman and chief executive officer, and these roles should not be performed by the same individual. The Board of Directors understands that the principle of the Code Provision is to clearly divide the management of the Board and the daily management of the Company so as to ensure balance of power and authority. Mr. Chang Xiaobing has been the Chairman and CEO of the Company since December 2004. Mr. Shang Bing is the Company’s President. Mr. Chang Xiaobing is responsible for chairing the Board of Directors and for all material affairs, including development, business strategy, operation and management of the Company. Mr. Shang Bing is responsible for the daily operation and management of the Company. The Board of Directors believes that at the present stage, so far as their functions are concerned, Mr. Chang Xiaobing and Mr. Shang Bing have achieved the aforesaid division purpose.

The arrangement also facilitates the formulation and implementation of the Company’s strategies in a more effective manner so as to assist the Company in further improving its effectiveness in business development.

2.                       Under the Code Provision A.4.1, non-executive directors shall be appointed for a specific term, subject to re-election. The Company’s non-executive directors are not appointed for a specific term but are subject to retirement by rotation at the general meeting pursuant to the Company’s articles of association and are subject to re-election by shareholders pursuant to the relevant requirements.

3.                       Under the Code Provision A.1.4, all directors should have access to the advice and services of the company secretary with a view to ensuring that board procedures, and all applicable rules and regulations, are followed. On 17 January 2006, the previous company secretary resigned and the current company secretary was appointed on 21 February 2006. Such resignation of the previous company secretary and appointment of the current company secretary were respectively announced by the Company on 17 January 2006 and 22 February 2006.

AUDIT COMMITTEE

The audit committee has reviewed together with the management, the accounting principles and practices adopted by the Group and discussed internal control and financial reporting matters including the review of the interim report for the six months ended 30 June 2006.

The audit committee comprises Mr. Wong Wai Ming, Mr. Wu Jinglian, Mr. Shan Weijian and Mr. Cheung Wing Lam, Linus, the independent non-executive directors of the Company.

REMUNERATION COMMITTEE

The major functions of the committee include: considering and approving the remuneration policies proposed by the management, remuneration package of executive directors and the Company’s share option scheme.

The remuneration committee comprises Mr. Wu Jinglian and Mr. Cheung Wing Lam, Linus, independent non-executive directors, and Mr. Lu Jianguo, non-executive director of the Company.

MODEL CODE FOR SECURITIES TRANSACTIONS BY DIRECTORS OF THE COMPANY

The Company has adopted the Model Code for Securities Transactions by Directors of Listed Issuers (the “Model Code”) as set out in Appendix 10 to the Listing Rules as the code of conduct regarding Directors’ securities transactions. After having made specific enquiry by the Company, all Directors have confirmed that they have complied with the required standards set out in the Model Code during the six months ended 30 June 2006.

EMPLOYEE AND REMUNERATION POLICY

As at 30 June 2006, the Group employed approximately 100 and 53,000 staff in Hong Kong and China respectively. The Group ensures that its employees’ remuneration is in line with the market trend and remain competitive. Employees’ remuneration is determined based on the performance of employees in accordance with the Group’s remuneration and bonus scheme. The Group also provides comprehensive benefit packages and career development opportunities for its staff, including retirement benefits, housing benefits, internal and external training programmes according to individual needs.

The Company has a share option scheme under which the Company offers to eligible staff share options for subscribing its shares.

STRATEGIC ALLIANCE FRAMEWORK AGREEMENT WITH SK TELECOM CO., LTD. AND ISSUE OF CONVERTIBLE BONDS

The Company entered into a Strategic Alliance Framework Agreement (“SAFA”) with SK Telecom Co., Ltd. (“SKT”) on 20 June 2006, pursuant to which the Company and SKT agreed to cooperate on the further development of CDMA cellular communications services. The Company has agreed to appoint SKT as its sole and exclusive partner in relation to its CDMA cellular communications business operations in certain cooperation areas in mainland China for a maximum term of up to 18 months after the effective date of the SAFA.

At the same time, the Company has also entered into a subscription agreement (“Subscription Agreement”) with SKT, whereby SKT agreed to subscribe and pay for the US dollar denominated bonds (the “Bonds”) to be issued at par by the Company in an aggregate principal amount of US$1 billion. The three-year convertible bonds bear zero interest, with a conversion price of HK$8.63 and will mature on 5 July 2009.

Completion of the Subscription Agreement was subject to the satisfaction and /or waiver of the certain conditions precedent therein. The Subscription Agreement and the SAFA were not inter-conditional upon the completion of each other, but upon the termination of the Subscription Agreement, the SAFA would terminate immediately. Upon the fulfilment of the conditions stipulated in the Subscription Agreement, the convertible bonds were issued on 5 July 2006.

PUBLICATION OF RESULTS ANNOUNCEMENT AND INTERIM REPORT

The 2006 interim result announcement and interim report containing all the information required by paragraphs 46 of Appendix 16 to the Listing Rules will be published on the websites of the Stock Exchange of Hong Kong (www.hkex.com.hk) and the Company (www.chinaunicom.com.hk) and the interim report will be delivered to all shareholders by post in due course.

The 2006 interim financial information set out above does not constitute the Group’s statutory financial statements for the six months ended 30 June 2006 but is extracted from the unaudited financial statements for the six months ended 30 June 2006 to be included in the 2006 interim report.

FORWARD-LOOKING STATEMENTS

The Company would like to caution readers about the forward-looking nature of some of the aforesaid statements. These forward-looking statements are subject to risks and uncertainties, some of which are beyond our control. Potential risks and uncertainties include: the uncertainties in the development of telecommunication industry and technology in China, growth of the market, changes in the competitive environment, regulatory environment and Chinese government’s industry policy and other factors that will affect the execution of our business plans and strategies.

By order of the Board China Unicom Limited Chu Ka Yee Company Secretary

Hong Kong, 24 August 2006

As at the date of this announcement, the board of directors of the Company comprises:

Executive Directors:	Chang Xiaobing, Shang Bing, Tong Jilu, Li Jianguo, Yang Xiaowei, Li Zhengmao, Li Gang and Zhang Junan

Non-executive Director:	Lu Jianguo

Independent Non-executive Directors:	Wu Jinglian, Shan Weijian, Cheung Wing Lam, Linus, and Wong Wai Ming